Exhibit 99.1

AGNICO EAGLE ANNOUNCES ELECTION OF DIRECTORS

Toronto (April 29, 2016) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today announced that, at the annual and special meeting of shareholders held earlier today (the “Meeting”), each of the twelve nominees listed in the management information circular dated March 11, 2016 were elected as directors of Agnico Eagle.

Detailed results of the vote are set out below:

Nominee	Votes For	Votes Withheld	Total Votes Cast	Percentage of Votes For	Percentage of Votes Withheld
Dr. Leanne M. Baker	139,894,582	4,109,482	144,004,064	97.15%	2.85%
Sean Boyd	143,652,808	351,256	144,004,064	99.76%	0.24%
Martine A. Celej	143,012,414	991,650	144,004,064	99.31%	0.69%
Robert J. Gemmell	143,028,816	975,248	144,004,064	99.32%	0.68%
Mel Leiderman	142,451,716	1,552,348	144,004,064	98.92%	1.08%
Deborah McCombe	143,816,447	187,617	144,004,064	99.87%	0.13%
James D. Nasso	140,984,234	3,019,830	144,004,064	97.90%	2.10%
Dr. Sean Riley	143,802,806	201,258	144,004,064	99.86%	0.14%
J. Merfyn Roberts	142,894,031	1,110,033	144,004,064	99.23%	0.77%
Jamie C. Sokalsky	143,675,963	328,101	144,004,064	99.77%	0.23%
Howard R. Stockford	142,855,352	1,148,712	144,004,064	99.20%	0.80%
Pertti Voutilainen	143,462,371	541,693	144,004,064	99.62%	0.38%

* As a ballot was not required, the number of votes disclosed reflects only the proxies received by management of Agnico Eagle in advance of the Meeting.

Biographical information on each of the directors is available at www.agnicoeagle.com.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

For further information:	Investor Relations
(416) 947-1212